FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 21, 2004

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F..... X.....  Form 40-F...............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes..........                No......X.......

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Press Announcement re: Results (Unaudited) of the Second Quarter ended May 29, 2004 dated July 21, 2004	4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC

RESULTS (UNAUDITED) OF THE SECOND QUARTER

ENDED 29 MAY 2004

TM Group Holdings PLC today announced results for the second quarter ended 29 May 2004.

Financial highlights (UK GAAP):

	13 weeks ended		26 weeks ended
	29.05.04	31.05.03	29.05.04	31.05.03
	£ millions
Turnover	158.3	160.0	315.9	318.4

Operating Profit	4.6	4.9	9.0	9.1

PBIT	7.1	5.2	12.4	10.6
- continuing activities	5.4	5.2	10.7	10.6
EBITDA	9.8	7.9	17.8	15.8
- continuing activities	8.1	7.9	16.1	15.8

Turnover at £158.3m for the quarter was similar to prior year. Same store takings before lottery continued to be positive. Reported turnover continues to be affected by a lower store base and further migration of phone top-up transactions to the electronic form.

Operating profit for the quarter was £0.3m lower than last year. TM Retail continued ahead of last year with central costs higher for the quarter.

The quarter included an exceptional £1.7m credit (excluding interest thereon) arising from a VAT settlement in relation to Mayfair Services (disposed of in December 2000). This, together with higher profits on asset disposals, gave rise to PBIT £1.9m ahead of prior year.

PBIT from continuing activities at £5.4m was £0.2m ahead in the quarter and is ahead of last year for the half year. EBITDA from continuing activities was £0.2m ahead for the quarter and £0.3m ahead for the year to date.

TM Retail

Turnover at £158.3m for the 13 weeks to 29 May 2004 was £1.7m lower than prior year.

Operating profit for the quarter, before group central overheads, was slightly ahead of prior year at £5.6m.

Same store takings before lottery were 0.5% ahead of last year. This measure was stronger in convenience stores at 3.8% ahead. The weighted average store base for the quarter was 2.1% lower than last year.

The underlying sales performance was slightly lower than the first quarter but remained positive. News and grocery continued to show good growth. Trading over Easter was satisfactory, with overall margins maintained despite lower sales of seasonal product. Trading over the less significant Mothers Day season however was below expectations.

Stronger trading margins were once again achieved influenced in particular by news, grocery and tobacco categories.

Branch operating costs improved in the quarter and in aggregate were only slightly higher than prior year, notwithstanding the National Minimum Wage increase in October 2003. Overheads were in line with prior year.

The number of trading stores at the end of the quarter was 1,177 after a net reduction of 12 during the quarter. Of the closing base, 308 were classified Convenience stores, 122 Variety stores and 747 Newsagents.

Discontinued business

A claim for VAT in respect of Mayfair Services, amounting to £2.2m inclusive of £0.5m interest, was settled in the quarter following a favourable ruling in the European Courts in 2003 regarding rentals on sited vending machines.

Group overheads and financing costs

Central costs for the quarter at £1.0m were £0.3m higher than last year, due to additional advisory costs incurred.

Net interest payable at £3.1m for the quarter was £1.2m lower than prior year. Favourable exchange rates and interest on the VAT recovery were the principal factors.

Sterling weakened slightly to £1 = $1.8327 at the quarter end, giving an unrealised exchange loss for the quarter of £1.7m, net of the revaluation of the Company’s currency hedges. The year to date position is a gain of £5.0m.

Cash flow

Cash inflow from operating activities in the quarter was £10.7m compared to an inflow of £4.3m in the same quarter last year.

Net CAPEX for the quarter was £1.6m, inclusive of business purchases.

At the quarter end, cash and bank balances stood at £13.6m. There were no drawings under the company’s working capital facilities at the end of the quarter

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(unaudited)

	13 weeks ended		26 weeks ended
	29.05.04	31.05.03	29.05.04	31.05.03
	(£ thousands)
Sales:
TM Retail	158,320	159,987	315,948	318,409

Operating costs:
TM Retail	(152,738)	(154,448)	(305,287)	(307,944)
Central	(979)	(661)	(1,623)	(1,329)

	(153,717)	(155,109)	(306,910)	(309,273)

Operating profit:
TM Retail	5,582	5,539	10,661	10,465
Central	(979)	(661)	(1,623)	(1,329)

	4,603	4,878	9,038	9,136

VAT recovery on discontinued business	1,697	—	1,697	—

Profit on asset disposals:
TM Retail	822	348	1,677	1,480
Central	—	3	—	3

	822	351	1,677	1,483

Profit/(loss) before interest and taxation:
TM Retail	6,404	5,887	12,338	11,945
Central	(979)	(658)	(1,623)	(1,326)
Discontinued business	1,697	—	1,697	—

	7,122	5,229	12,412	10,619

Net interest payable	(3,077)	(4,282)	(7,312)	(8,565)
Exchange movement on re-translation of Senior Notes and Currency Hedge	(1,688)	2,705	5,029	2,388

Net interest payable and similar charges	(4,765)	(1,577)	(2,283)	(6,177)

Profit before taxation	2,357	3,652	10,129	4,442
Taxation	(917)	(1,300)	(3,456)	(1,739)

Profit after taxation	1,440	2,352	6,673	2,703

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

(unaudited)

	29.05.04	29.11.03
	(£ thousands)
Fixed assets
Tangible fixed assets	46,603	47,728
Intangible fixed assets	7,783	7,533

	54,386	55,261

Current assets
Inventories	32,770	34,115
Debtors	24,958	27,844
Other current asset	22	177
Cash at bank and in hand	13,591	25,625

	71,341	87,761

Creditors: amounts falling due within one year
Trade creditors	(48,525)	(68,091)
Other liabilities	(17,625)	(17,026)

	(66,150)	(85,117)

Net current assets	5,191	2,644

Total assets less current liabilities	59,577	57,905
Creditors: amounts falling due after more than one year
Senior and senior subordinated notes	(130,784)	(136,240)
Other	(667)	(697)

	(131,451)	(136,937)

Provisions for liabilities and charges	(2,644)	(2,159)

Net liabilities	(74,518)	(81,191)

Capital and reserves
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(35,365)	(42,038)
Other reserve	(59,892)	(59,892)

	(74,518)	(81,191)

The dollar liability under the Senior Notes has been translated at $1.8327 being a representative US dollar/UK sterling exchange rate on 29 May 2004.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	13 weeks ended		26 weeks ended
	29.05.04	31.05.03	29.05.04	31.05.03
	(£ thousands)
Net cash inflow/(outflow) from operating activities	10,676	4,268	(1,383)	(5,848)
Returns on investments and servicing of finance
Net interest paid	(7,645)	(8,211)	(7,653)	(8,234)

Tax paid	(190)	—	(870)	—

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(2,318)	(2,388)	(4,736)	(4,695)
Receipts from sale of tangible fixed assets	1,203	646	2,810	2,621

	(1,115)	(1,742)	(1,926)	(2,074)

Acquisitions and disposals
Purchase of businesses	(450)	(307)	(952)	(621)
Sale of businesses	—	—	1,250	1,250

	(450)	(307)	298	629

Management of liquid resources
Decrease in short-term deposits	2,036	7,207	6,920	12,825

Net cash inflow/(outflow) before financing	3,312	1,215	(4,614)	(2,702)

Financing
Movement in short-term debt	—	760	—	760
Purchase of hedging instrument	(500)	(952)	(500)	(952)

	(500)	(192)	(500)	(192)

Increase/(decrease) in cash (excluding short-term deposits)	2,812	1,023	(5,114)	(2,894)

The reconciliation of operating profit to net cash flow from operating activities is as follows:

	13 weeks ended		26 weeks ended
	29.05.04	31.05.03	29.05.04	31.05.03
	(£ thousands)
Operating profit	4,603	4,878	9,038	9,136
VAT recovery on discontinued business	1,697	—	1,697	—
Depreciation and amortisation charges	2,701	2,622	5,367	5,219
Movement in provisions	(39)	(80)	(154)	(278)
Decrease in inventories	586	499	1,408	2,932
(Increase)/decrease in debtors	(55)	265	2,046	(608)
Increase/(decrease) in creditors	1,183	(3,916)	(20,785)	(22,249)

Net cash inflow/(outflow) from operating activities	10,676	4,268	(1,383)	(5,848)

Contact:	Russell Cox
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 372916

e-mail: tmgh@tmgh.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2004	TM GROUP HOLDINGS PLC

	By:	/s/ RUSSELL COX
Russell Cox
Finance Director